Filed pursuant to Rule 433. Registration Statement Nos. 333-184147 and 333-184147-01.

RBS Exchange Traded Notes

BUILDING TOMORROW™

RBS Rogers Enhanced Precious Metals ETN (RGRP)



ETN Overview:

The RBS Rogers Enhanced Precious Metals Exchange Traded Notes ("**RBS ETNs**") track the RICI Enhanced℠ Precious Metals Total Return Index (the "**Index**") which provides exposure to four commodities in the precious metals futures market, plus the rate of interest that could be earned on cash collateral invested in Treasury Bills. The Index, designed in cooperation with prominent stock market and commodities investor Jim Rogers and RBS, attempts to track price changes for precious metals commodities.

RICI Enhanced℠ Precious Metals Total Return Index Features

Strategy: The RBS ETNs are designed to provide commodity exposure on the basis of expected economic global demand. By investing in futures contracts with varying maturities, the Index seeks to maximize returns when there are significant price differences between near-dated and future-dated commodity contracts. This is unlike many commodity-linked investments in the market today which invest solely in front month contracts. A special rollover calendar defines specific selection criteria for each commodity contract, including term structure.

Commodity weightings: The individual commodity weightings are determined on the basis of the expected economic global demand for each commodity.

Rebalancing: The commodity weightings are reset to their target weights on a semi-annual basis.

Rules-based: Yes. The Index applies a rollover calendar to select contracts for each commodity.

Index Committee: Jim Rogers and the Index Committee annually review and adjust, as necessary, the composition of the Index. The objective of the Index is to track the price of commodities worldwide.

Determining the rollover calendar for individual commodities

All available futures contracts

↓

Contracts are selected according to the individual rollover calendar for each commodity. Rollover based on liquidity and futures curves.
(term structure)

Index Performance and Standard Deviation – as of 6/30/13

	3-MONTH (%)	YTD (%)	1-YEAR (%)	ANNUALIZED 3-YEAR (%)	STD. DEVIATION 1-YEAR (%)[2]
RICI Enhanced℠ Precious Metals Total Return Index	-23.26	-25.21	-19.65	1.83	21.50
S&P GSCI® Precious Metals Total Return Index	-24.49	-28.42	-25.06	-1.19	20.97
DBIQ Optimum Yield Precious Metals Total Return Index™	-24.95	-28.89	-25.34	-0.73	21.48

You can not invest directly in an index. **The above figures do not take fees into account.**

(1)The Index is a total return version of the RICI Enhanced℠ Precious Metals Excess Return Index, which means that the level of the Index incorporates interest that could have been earned on cash collateral invested in 3-month U.S. Treasury bills.

(2)Based on daily returns. Standard deviation is a measure of volatility and illustrates the extent of variation (whether higher or lower) that exists from the average given set of results. A low standard deviation indicates that the results tend to be very close to the average result (a low degree of volatility). In contrast, a high standard deviation indicates that the results are spread out over a large range of outcomes (a high degree of volatility). Because the standard deviation is based on historical data, it may not predict variability in annualized performance of the RBS ETNs in the future.

Source: RBS

Not FDIC Insured. May Lose Value.

RBS ETN Details

Ticker	RGRP
Intraday Indicative Value Ticker	RGRP.IV
CUSIP	78009P200
ISIN	US78009P2002
Primary Exchange	NYSE Arca
Annual Investor Fee (accrued on a daily basis)	0.95% per annum
Inception Date	10/25/2012
Maturity	10/29/2042
Issuer	The Royal Bank of Scotland plc ("RBS plc")
Guarantor	The Royal Bank of Scotland Group plc ("RBSG")
Repurchase at your option	You may offer your RBS ETNs to RBS plc for repurchase on any business day on or prior to 10/21/2042, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to 10/22/2042. **Pursuant to our announced plan to exit the structured retail investor products business, the likelihood that we will redeem the ETNs prior to maturity has increased.** See "Recent Developments" on reverse for more information.
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnus/rgrp*.
The ETNs	The RBS ETNs are unsecured and senior debt obligations of the Issuer and are fully and unconditionally guaranteed by the Guarantor.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

To find out more

Call toll free **855-RBS-ETPS** or visit **www.rbs.com/etnus**

RBS

Illustration of a $10,000 Investment in Each of the Below-Listed Indices – 10/31/08 - 6/30/13


$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
RICI Enhanced℠ Precious Metals Total Return Index
S&P GSCI® Precious Metals Total Return Index
DBIQ Optimum Yield Precious Metals Total Return Index™
$19,512
$17,101
$16,657
10/31/08
1/09
1/10
1/11
1/12
12/12
6/13

Returns are for illustrative purposes only and do not represent actual RBS ETN performance. Index performance returns do not reflect any annual investor fee or transaction cost. Past performance is not indicative of future results. You can not invest directly in any index. Source: Bloomberg. All indices are based to $10,000 as of 10/31/2008.

Component Commodity Weightings – as of 6/30/13

COMPONENT'S NAME	TARGET WEIGHTS	ACTUAL WEIGHTS
Gold	50.00%	49.28%
Silver	25.00%	22.64%
Palladium	12.50%	14.30%
Platinum	12.50%	13.77%
Total	**100.00%**	**100.00%**

Source: RBS, June 2013
Note: The Index is rebalanced back to its target weightings in April and October.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The RBS ETNs and the Index do not provide exposure to spot prices of the relevant commodities and, consequently, may not be representative of an investment that provides exposure to the spot prices of the relevant commodities or buying and holding the relevant commodities. The prices of commodities are volatile and are affected by numerous factors. The Index may include futures contracts on non-U.S. exchanges and trading on such exchanges may be subject to different and greater risks than trading on U.S. exchanges. **Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited and/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The RBS ETNs are not principal protected and do not pay interest.** The intraday indicative value and the daily redemption value are not the same as the trading price or market price of the RBS ETNs in the secondary market. **Any payment on the RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS Group, as the guarantor, to pay their respective obligations when they become due.** You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.
The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.
IMPORTANT INFORMATION: RBS plc and RBS Group have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).
RECENT DEVELOPMENTS: On June 13, 2013, we announced that we would be exiting the structured retail investor products business that is responsible for issuing and maintaining the RBS ETNs, and that we expect to move such business into a runoff organization which will go through a process of restructuring and / or business sales (the "RBS Retail Investor Products Exit Plan"). The implementation of the RBS Retail Investor Products Exit Plan increases the likelihood that the RBS ETNs will be redeemed by us prior to maturity. We plan to continue to maintain and issue the RBS ETNs, but our plans could change. We cannot give you any assurances as to any minimum period of time that you may hold the RBS ETNs before we redeem them at our option.

The RBS ETNs are not sponsored, endorsed, sold or promoted by Beeland Interests Inc. ("Beeland Interests"), James B. Rogers, Jr. or Diapason Commodities Management SA ("Diapason"). Neither Beeland Interests, James B. Rogers, Jr. nor Diapason makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this document, or the advisability of investing in securities or commodities generally, or in the RBS ETNs or in futures particularly. "Jim Rogers", "James Beeland Rogers, Jr.", "Rogers", "Rogers International Commodity Index", "RICI", "RICI Enhanced", and the names of all other RICI Enhanced℠ Indices mentioned herein are trademarks, service marks and/or registered marks of Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The personal names and likeness of Jim Rogers/James Beeland Rogers, Jr. are owned and licensed by James Beeland Rogers, Jr.

NEITHER BEELAND INTERESTS NOR DIAPASON, NOR ANY OF THEIR RESPECTIVE AFFILIATES OR AGENTS, GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS INTERNATIONAL COMMODITY INDEX ("RICI"), THE RICI ENHANCED, ANY SUB-INDEX THEREOF, OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE RBS ETNS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI, THE RICI ENHANCED, ANY SUB-INDEX THEREOF, ANY DATA INCLUDED THEREIN OR THE RBS ETNS. NEITHER BEELAND INTERESTS NOR DIAPASON, NOR ANY OF THEIR RESPECTIVE AFFILIATES OR AGENTS, MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI, THE RICI ENHANCED, ANY SUB INDEX THEREOF, OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, DIAPASON OR ANY OF THEIR RESPECTIVE AFFILIATES OR AGENTS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.
NEITHER THE INDICATION THAT SECURITIES OR OTHER FINANCIAL PRODUCTS OFFERED HEREIN ARE BASED ON DATA PROVIDED BY ICE DATA LLP, NOR THE USE OF THE TRADEMARKS OF ICE DATA LLP IN CONNECTION WITH SECURITIES OR OTHER FINANCIAL PRODUCTS DERIVED FROM SUCH DATA IN ANY WAY SUGGESTS OR IMPLIES A REPRESENTATION OR OPINION BY ICE DATA OR ANY OF ITS AFFILIATES AS TO THE ATTRACTIVENESS OF INVESTMENT IN ANY SECURITIES OR OTHER FINANCIAL PRODUCTS BASED UPON OR DERIVED FROM SUCH DATA. ICE DATA IS NOT THE ISSUER OF ANY SUCH SECURITIES OR OTHER FINANCIAL PRODUCTS AND MAKES NO EXPRESS OR IMPLIED WARRANTIES WHATSOEVER, INCLUDING BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE WITH RESPECT TO SUCH DATA INCLUDED OR REFLECTED THEREIN, NOR AS TO RESULTS TO BE OBTAINED BY ANY PERSON OR ANY ENTITY FROM THE USE OF THE DATA INCLUDED OR REFLECTED THEREIN.
The Index is calculated by NYSE Arca, Inc. ("NYSE Arca"), a wholly-owned subsidiary of NYSE Euronext. The RBS ETNs, which are based on the Index, are not issued, sponsored, endorsed, sold or promoted by NYSE Arca, and NYSE Arca makes no representation regarding the advisability of investing in such product.

NYSE ARCA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL NYSE ARCA HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Copyright © 2013 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.

RGRP
LISTED
NYSE ARCA

www.rbs.com/etnus | TOLL FREE: 855-RBS-ETPS | **Not FDIC Insured. May Lose Value.** Dated July 16, 2013